Filed pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-177986

November 16, 2011

American Greetings Corporation

Pricing Term Sheet

$225,000,000 7.375% Senior Notes due 2021

Issuer:	American Greetings Corporation
Distribution:	SEC Registered
Size:	$225,000,000
Gross Proceeds:	$225,000,000
Net Proceeds (before expenses):	$221,625,000
Maturity:	December 1, 2021
Coupon:	7.375%
Price:	100.000% of principal amount
Yield to maturity:	7.375%
Spread to Benchmark Treasury:	+533 basis points
Benchmark Treasury:	UST 2% due November 15, 2021
Interest Payment Dates:	December 1 and June 1, commencing June 1, 2012. Interest will accrue from November 30, 2011.

Redemption Provisions:
Make-whole call:	Prior to December 1, 2016, at a discount rate of Treasury plus 50 basis points
Optional Redemption:

On or after December 1, 2016, at the following redemption prices:

Commencing December 1, 2016: 103.688%

Commencing December 1, 2017: 102.458%

Commencing December 1, 2018: 101.229%

Commencing December 1, 2019: 100%

Redemption of 10% per 12 months:	No longer applicable
Redemption with proceeds of equity offering:	Prior to December 1, 2014, up to 35% may be redeemed at 107.375%
Trade Date:	November 16, 2011
Settlement:	T+9; November 30, 2011
CUSIP:	026375 AP0
ISIN:	US026375AP03
Ratings (Moody’s/S&P):	Ba2/BB+
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Joint Lead Manager:	KeyBanc Capital Markets Inc.
Co-Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling J.P. Morgan Securities LLC toll-free at 1-800-245-8812 or BofA Merrill Lynch toll-free at 1-800-294-1322.